JPMorgan Chase & Co.

April 2013
Pricing Supplement No. 1347
Registration Statement No. 333-177923
Dated April 30, 2013
Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due May 2, 2014
Based on the Performance of the Market Vectors Gold Miners ETF

Contingent Income Auto-Callable Securities do not guarantee the payment of interest or the repayment of principal. Instead, the securities offer the opportunity for investors to earn a contingent quarterly payment equal to 3.45% to 4.20% of the stated principal amount, but only with respect to each determination date on which the closing price of one ETF Share is greater than or equal to 75% of the initial share price, which we refer to as the downside threshold level. If, however, on any determination date the closing price of one ETF Share is less than the downside threshold level, you will not receive any contingent quarterly payment for that quarterly period. In addition, if the closing price of one ETF Share is greater than or equal to the initial share price on any determination date, the securities will be automatically redeemed or repaid at maturity, as applicable, for an amount per security equal to the stated principal amount and the contingent quarterly payment. At maturity, if the securities have not previously been automatically redeemed and the final share price is greater than or equal to the downside threshold level, the payment at maturity due on the securities will be the sum of the stated principal amount and the related contingent quarterly payment. If, however, the final share price is less than the downside threshold level, investors will be exposed to the decline in the ETF Shares on a 1 to 1 basis and will receive a payment at maturity that is significantly less than the stated principal amount of the securities and could be zero. **Accordingly, investors must be willing to accept the risk of not receiving any contingent quarterly payment and of losing their entire initial investment in the securities.** Investors will not participate in any appreciation of the ETF Shares. The securities are unsecured and unsubordinated obligations of JPMorgan Chase & Co., issued as part of JPMorgan Chase & Co.'s Medium-Term Notes, Series E, program. **Any payment on the securities is subject to the credit risk of JPMorgan Chase & Co.**

FINAL TERMS	
Issuer:	JPMorgan Chase & Co.
ETF Shares:	Shares of the Market Vectors Gold Miners ETF
Reference index:	NYSE Arca Gold Miners Index
Aggregate principal amount:	$20,420,620
Stated principal amount:	$10 per security
Issue price:	$10 per security (see "Commissions and Issue Price" below)
Pricing date:	April 30, 2013
Original issue date:	May 3, 2013 (3 business days after the pricing date)
Maturity date:	May 2, 2014, subject to adjustments for certain market disruption events and as described under "Description of the Securities — Payment at Maturity" in the accompanying product supplement no. MS-4-I
Early redemption:	If, on any of the first three determination dates, the closing price of one ETF Share is **greater than or equal to** the initial share price, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:	• If, on any determination date, the closing price or the final share price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $0.35 (3.50% of the stated principal amount) per security on the related contingent payment date. • If, on any determination date, the closing price or the final share price, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.
Determination dates:	July 31, 2013, October 31, 2013, January 31, 2014 and April 29, 2014, subject to postponement for non-trading days and certain market disruption events. We also refer to April 29, 2014 as the final determination date.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.
Payment at maturity:	• If the final share price is **greater than or equal to** the downside threshold level: (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the final determination date • If the final share price is **less than** the downside threshold level: (i) the stated principal amount *multiplied by* (ii) the fund performance factor
Fund performance factor:	The final share price *divided by* the initial share price
Downside threshold level:	$22.77, which is equal to 75% of the initial share price, subject to adjustment in the event of certain events affecting the ETF Shares
Initial share price:	$30.36, which was the closing price of one ETF Share on the pricing date *divided by* the share adjustment factor
Final share price:	The closing price of one ETF Share on the final determination date
Share adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the ETF Shares
CUSIP/ISIN:	48124B436 / US48124B4361
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC ("JPMS")

Commissions and issue price:	Price to Public[1]	Fees and Commissions[2]	Proceeds to Issuer
Per security	$10.00	$0.15	$9.85
Total	$20,420,620.00	$306,309.30	$20,114,310.70

(1) The price to the public includes the estimated cost of hedging our obligations under the securities through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on PS-37 of the accompanying product supplement no. MS-4-I.

(2) JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.15 per $10 stated principal amount security and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC ("Morgan Stanley Wealth Management). See "Underwriting (Conflicts of Interest)" beginning on page PS-63 of the accompanying product supplement no. MS-4-I.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page PS-13 of the accompanying product supplement no. MS-4-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I and "Risk Factors" beginning on page 7 of these preliminary terms.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement no. MS-4-I, underlying supplement no. 1-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see "Additional Information About the Securities" at the end of this document.

Product supplement no. MS-4-I dated December 27, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211008357/e46666_424b2.pdf
Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

JPMorgan Chase & Co.

Investment Summary

The Contingent Income Auto-Callable Securities due May 2, 2014 Based on the Performance of the Market Vectors Gold Miners ETF, which we refer to as the securities, provide an opportunity for investors to earn a contingent quarterly payment, which is an amount equal to $0.35 (3.50% of the stated principal amount) per security, with respect to each quarterly determination date on which the closing price or the final share price, as applicable, is greater than or equal to 75% of the initial share price, which we refer to as the downside threshold level. The contingent quarterly payment, if any, will be payable quarterly on the relevant contingent payment date, which is the third business day after the related determination date. It is possible that the closing price of one ETF Share could remain below the downside threshold level for extended periods of time or even throughout the term of the securities so that you may receive few or no contingent quarterly payments.

If the closing price is greater than or equal to the initial share price on any of the first three determination dates, the securities will be automatically redeemed for an early redemption payment equal to the stated principal amount *plus* the contingent quarterly payment with respect to the related determination date. If the securities have not previously been redeemed and the final share price is greater than or equal to the downside threshold level, the payment at maturity will also be the sum of the stated principal amount and the contingent quarterly payment with respect to the final determination date. However, if the securities have not previously been redeemed and the final share price is less than the downside threshold level, investors will be exposed to the decline in the closing price of one ETF Share, as compared to the initial share price, on a 1 to 1 basis. Under these circumstances, the payment at maturity will be (i) the stated principal amount *multiplied by* (ii) the fund performance factor, which will be less than 75% of the stated principal amount of the securities and could be zero. Investors in the securities must be willing to accept the risk of losing their entire principal and also the risk of not receiving any contingent quarterly payment. In addition, investors will not participate in any appreciation of the ETF Shares.

Key Investment Rationale

The securities offer investors an opportunity to earn a contingent quarterly payment equal to 3.50% of the stated principal amount with respect to each determination date on which the closing price or the final share price, as applicable, is greater than or equal to 75% of the initial share price, which we refer to as the downside threshold level. The securities may be redeemed prior to maturity for the stated principal amount per security *plus* the applicable contingent quarterly payment, and the payment at maturity will vary depending on the final share price, as follows:

Scenario 1	**On any of the first three determination dates, the closing price is *greater than or equal to* the initial share price.**
	The securities will be automatically redeemed for (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the related determination date.
	Investors will not participate in any appreciation of the ETF Shares from the initial share price.
Scenario 2	**The securities are not automatically redeemed prior to maturity and the final share price is *greater than or equal to* the downside threshold level.**
	The payment due at maturity will be (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the final determination date.
	Investors will not participate in any appreciation of the ETF Shares from the initial share price.
Scenario 3	**The securities are not automatically redeemed prior to maturity and the final share price is *less than* the downside threshold level.**
	The payment due at maturity will be (i) the stated principal amount *multiplied by* (ii) the fund performance factor.
	Investors will lose some and may lose all of their principal in this scenario.

JPMORGAN CHASE & CO.

Contingent Income Auto-Callable Securities due May 2, 2014
Based on the Performance of the Market Vectors Gold Miners ETF

How the Securities Work

The following diagrams illustrate the potential outcomes for the securities depending on (1) the closing price and (2) the final share price.

Diagram #1: First Three Determination Dates


First 11 Determination Dates
Compare the closing price of one ETF Share against the initial share price and the downside threshold level until the final determination date or any earlier redemption.
Initial Share Price
The closing price is greater than or equal to the initial share price
Automatic Early Redemption
You will receive (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the related determination date
The closing price is less than the initial share price
No Automatic Early Redemption
The closing price is greater than or equal to the downside threshold level
You will receive the contingent quarterly payment. Proceed to the next determination date.
The closing price is less than the downside threshold level
No contingent quarterly payment. Proceed to the next determination date.

Diagram #2: Payment at Maturity if No Automatic Early Redemption Occurs


Determination Dates 1-11
Final Determination Date
Payment at Maturity
The closing price is less than the initial share price on each determination date.
Proceed to Maturity
The final share price is greater than or equal to the downside threshold level
(i) The stated principal amount *plus* (ii) the contingent quarterly payment with respect to the final determination date.
The final share price is less than the downside threshold level
(i) The stated principal amount *multiplied by* (ii) the fund performance factor. You will lose some or all of your principal in this scenario.

For more information about the payout upon an early redemption or at maturity in different hypothetical scenarios, see "Hypothetical Examples" starting on page 5.

JPMorgan Chase & Co.

Contingent Income Auto-Callable Securities due May 2, 2014
Based on the Performance of the Market Vectors Gold Miners ETF

Hypothetical Examples

The below examples are based on the following terms:

Hypothetical Initial Share Price:	$30.00
Hypothetical Downside Threshold Level:	$22.50, which is 75% of the hypothetical initial share price
Hypothetical Adjustment Factor:	1.0
Quarterly Payment:	$0.35 (3.50% of the stated principal amount) per security
Stated Principal Amount:	$10 per security

In Examples 1 and 2, the closing price of one ETF Share fluctuates over the term of the securities and the closing price of one ETF Share is greater than or equal to the hypothetical initial share price of $30 on one of the first three determination dates. Because the closing price is greater than or equal to the initial share price on one of the first three determination dates, the securities are automatically redeemed following the relevant determination date. In Examples 3 and 4, the closing price on the first three determination dates is less than the initial share price, and, consequently, the securities are not automatically redeemed prior to, and remain outstanding until, maturity.

	Example 1			Example 2		
Determination Dates	Hypothetical Closing Price	Contingent Quarterly Payment	Early Redemption Amount*	Hypothetical Closing Price	Contingent Quarterly Payment	Early Redemption Amount*
#1	$30.00	—*	$10.35	$25.50	$0.35	N/A
#2	N/A	N/A	N/A	$15.00	$0	N/A
#3	N/A	N/A	N/A	$36.00	—*	$10.35
Final Determination Date	N/A	N/A	N/A	N/A	N/A	N/A

* The Early Redemption Amount includes the unpaid contingent quarterly payment with respect to the determination date on which the closing price is greater than or equal to the initial share price and the securities are redeemed as a result.

- In **Example 1**, the securities are automatically redeemed following the first determination date as the closing price on the first determination date is equal to the initial share price. You receive the early redemption payment, calculated as follows:

  stated principal amount + contingent quarterly payment = $10 + $0.35 = $10.35

In this example, the early redemption feature limits the term of your investment to approximately 3 months and you may not be able to reinvest at comparable terms or returns. If the securities are redeemed early, you will stop receiving contingent quarterly payments.

- In **Example 2**, the securities are automatically redeemed following the third determination date as the closing price on the third determination date is greater than the initial share price. As the closing price on the first determination date is greater than the downside threshold level, you receive the contingent quarterly payment of $0.35 with respect to that determination date. Following the third determination date, you receive an early redemption amount of $10.35, which includes the contingent quarterly payment with respect to the third determination date.

In this example, the early redemption feature limits the term of your investment to approximately 9 months and you may not be able to reinvest at comparable terms or returns. If the securities are redeemed early, you will stop receiving contingent quarterly payments. Further, although the ETF Shares have appreciated by 20% from its initial share price on the third determination date, you only receive $10.35 per security upon redemption and do not benefit from this appreciation. The total payments on the securities will amount to $10.70 per security.

JPMORGAN CHASE & CO.

Contingent Income Auto-Callable Securities due May 2, 2014
Based on the Performance of the Market Vectors Gold Miners ETF

Determination Dates	Example 3			Example 4		
	Hypothetical Closing Price	Contingent Quarterly Payment	Early Redemption Amount	Hypothetical Closing Price	Contingent Quarterly Payment	Early Redemption Amount
#1	$19.50	$0	N/A	$18.00	$0	N/A
#2	$18.00	$0	N/A	$19.50	$0	N/A
#3	$15.00	$0	N/A	$18.00	$0	N/A
Final Determination Date	$18.00	$0	N/A	$22.50	—*	N/A
Payment at Maturity	$6.00			$10.35		

* The final contingent quarterly payment, if any, will be paid at maturity.

Examples 3 and 4 illustrate the payment at maturity per security based on the final share price.

- In **Example 3**, the closing price of one ETF Share remains below the downside threshold level throughout the term of the securities. As a result, you do not receive any contingent quarterly payment during the term of the securities and, at maturity, you are fully exposed to the decline in the closing price of one ETF Share. As the final share price is less than the downside threshold level, investors will receive a payment at maturity calculated as follows:

    the stated principal amount × fund performance factor = $10 × ($18.00/$30.00) = $6.00

In this example, the payment you receive at maturity is significantly less than the stated principal amount.

- In **Example 4**, the closing price of one ETF Share decreases to a final share price of $22.50. Although the final share price is less than the initial share price, because the final share price is still not less than the downside threshold level, you receive the stated principal amount *plus* a contingent quarterly payment with respect to the final determination date. Your payment at maturity is calculated as follows:

    $10 + $0.35 = $10.35

In this example, although the final share price represents a 25.00% decline from the initial share price, you receive the stated principal amount per security plus the contingent quarterly payment, equal to a total payment of $10.35 per security at maturity.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the securities. For further discussion of these and other risks, you should read the section entitled "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. MS-4-I and the section entitled "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I. We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the securities.

- **The securities do not guarantee the return of any principal and your investment in the securities may result in a loss.** The terms of the securities differ from those of ordinary debt securities in that the securities do not guarantee the payment of regular interest or the return of any of the principal amount at maturity. Instead, if the securities have not been automatically redeemed prior to maturity and if the final share price is less than the downside threshold level, you will be exposed to the decline in the closing price of one ETF Share, as compared to the initial share price, on a 1-to-1 basis and you will receive for each security that you hold at maturity an amount equal to the stated principal amount *times* the fund performance factor. Under these circumstances, the payment at maturity will be less than 75% of the stated principal amount and could be zero.

- **The contingent quarterly payment is based solely on the closing prices on the specified determination dates.** Whether the contingent quarterly payment will be made with respect to a determination date will be based on the closing price on that determination date or the final share price, as applicable. As a result, you will not know whether you will receive the contingent quarterly payment until the related determination date. Moreover, because the contingent quarterly payment is based solely on the closing price on a specific determination date or the final share price, as applicable, if that closing price or final share price is less than the downside threshold level, you will not receive any contingent quarterly payment with respect to that determination date, even if the closing price of one ETF Share was higher on other days during the term of the securities.

- **You will not receive any contingent quarterly payment for any quarterly period where the closing price on the relevant determination date is less than the downside threshold level.** A contingent quarterly payment will be made with respect to a quarterly period only if the closing price on the relevant determination date is greater than or equal to the downside threshold level. If the closing price remains below the downside threshold level on each determination date over the term of the securities, you will not receive any contingent quarterly payment.

- **The securities are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.** Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the securities, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the securities. If we were to default on our payment obligations, you may not receive any amounts owed to you under the securities and you could lose your entire investment.

- **Investors will not participate in any appreciation in the price of the ETF Shares.** Investors will not participate in any appreciation in the price of the ETF Shares from the initial share price, and the return on the securities will be limited to the contingent quarterly payment that is paid with respect to each determination date on which the closing price or the final share price, as applicable, is greater than or equal to the downside threshold level. It is possible that the closing price of one ETF Share could be below the downside threshold level on most or all of the determination dates so that you will receive little or no contingent quarterly payments. If you do not earn sufficient contingent quarterly payments over the term of the securities, the overall return on the securities may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.

- **Early redemption risk.** The term of your investment in the securities may be limited to as short as approximately three months by the automatic early redemption feature of the securities. If the securities are redeemed prior to maturity, you will receive no more contingent quarterly payments and may be forced to invest in a lower interest rate environment and may not be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk.

- **Economic interests of the issuer, the calculation agent and other affiliates of the issuer may be different from those of investors.** We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. The calculation agent has determined the initial share price (subject to adjustments) and will determine the final share price and whether the closing price of one ETF Share on any determination date is greater than or equal to the initial share price or is below the downside threshold level. Any

JPMorgan Chase & Co.

Contingent Income Auto-Callable Securities due May 2, 2014
Based on the Performance of the Market Vectors Gold Miners ETF

of these determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, the selection of a successor to the ETF Shares or calculation of the final share price in the event of a discontinuance of the ETF Shares, and any anti-dilution adjustments, may affect the payout to you at maturity or whether the securities are redeemed early. Moreover, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the securities and the value of the securities. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the securities declines. Please refer to "Risk Factors — Risks Relating to the Securities Generally" in the accompanying product supplement no. MS-4-I for additional information about these risks.

- **The inclusion in the original issue price of commissions and the estimated cost of hedging is likely to adversely affect secondary market prices.** Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS is willing to purchase the securities in secondary market transactions will likely be lower than the original issue price, because the original issue price includes, and secondary market prices are likely to exclude, commissions paid with respect to the securities, as well as the estimated cost of hedging the issuer's obligations under the securities. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of dealer discounts, mark-ups or other transaction costs. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

- **The market price of the securities will be influenced by many unpredictable factors.** Several factors influence the value of the securities in the secondary market and the price at which JPMS may be willing to purchase or sell the securities in the secondary market. Although we expect that generally the closing price of the ETF Shares on any day will affect the value of the securities more than any other single factor, other factors that may influence the value of the securities include:

    o   the trading price and volatility (frequency and magnitude of changes in value) of the ETF Shares,

    o   whether the closing price has been or is expected to be below the downside threshold level on any determination date,

    o   dividend rates on the common stocks and ADRs underlying the ETF Shares,

    o   interest and yield rates,

    o   time remaining until the securities mature,

    o   geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the ETF Shares and which may affect the closing price of the ETF Shares,

    o   the occurrence of certain events affecting the ETF Shares that may or may not require an adjustment to the share adjustment factor, and

    o   any actual or anticipated changes in our credit ratings or credit spreads.

    The price of the ETF Shares may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See "Historical Information" below. You may receive less, and possibly significantly less, than the stated principal amount per security if you try to sell your securities prior to maturity.

- **Investing in the securities is not equivalent to investing in the ETF Shares.** Investing in the securities is not equivalent to investing in the ETF Shares, the reference index or the stocks underlying the ETF Shares or the reference index. Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the ETF Shares, the reference index or the stocks underlying the ETF Shares or the reference index.

- **Adjustments to the ETF Shares or to the reference index could adversely affect the value of the securities.** Van Eck Associates Corporation is currently the investment adviser to the ETF Shares, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the reference index. NYSE Arca is responsible for designing and maintaining the reference index. NYSE Arca can add, delete or substitute the stocks underlying the reference index or make other methodological changes that could change the value of the reference index. Pursuant to an investment strategy or otherwise, the investment adviser to the ETF Shares may add, delete or substitute the stocks underlying the ETF Shares. Any of these actions could adversely affect the price of the ETF Shares and, consequently, the value of the securities.

- **There are risks associated with the ETF Shares.** Although the ETF Shares are listed for trading on the NYSE Arca, Inc. and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the ETF Shares or that there will

JPMORGAN CHASE & CO.

Contingent Income Auto-Callable Securities due May 2, 2014
Based on the Performance of the Market Vectors Gold Miners ETF

be liquidity in the trading market. The ETF Shares are subject to management risk, which is the risk that the investment strategy of the investment adviser to the ETF Shares, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the ETF Shares, and consequently, the value of the securities.

- **There are differences between the ETF Shares and the reference index.** The ETF Shares do not fully replicate the reference index, may hold securities not included in the reference index and their performance will reflect additional transaction costs and fees that are not included in the calculation of the reference index, all of which may lead to a lack of correlation between the ETF Shares and the reference index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the performances of the ETF Shares and the reference index. Finally, because the ETF Shares are traded on NYSE Arca, Inc. and are subject to market supply and investor demand, the market value of one ETF Share may differ from the net asset value per ETF Share. For all of the foregoing reasons, the performance of the ETF Shares may not correlate with the performance of the reference index.

- **Risks associated with the gold and silver mining industries.** All or substantially all of the equity securities held by the ETF Shares are issued by gold or silver mining companies. Because the value of the securities is linked to the performance of the ETF Shares, an investment in these securities will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru.

- **The anti-dilution protection for the ETF Shares is limited.** The calculation agent will make adjustments to the adjustment factor for certain events affecting the ETF Shares. However, the calculation agent will not make an adjustment in response to all events that could affect the ETF Shares. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected.

- **Hedging and trading activities by the issuer and its affiliates could potentially affect the value of the securities**. The hedging or trading activities of the issuer's affiliates and of any other hedging counterparty with respect to the securities on or prior to the pricing date and prior to maturity could have adversely affected, and continue to adversely affect, the value of the ETF Shares. Any of these hedging or trading activities on or prior to the pricing date could have affected the initial share price and, as a result, the downside threshold level, which is the price at or above which the ETF Shares must close on each determination date in order for you to earn a contingent quarterly payment or, if the securities are not called prior to maturity, in order for you to avoid being exposed to the negative price performance of the ETF Shares at maturity. Additionally, these hedging or trading activities during the term of the securities could potentially affect the price of the ETF Shares on the determination dates and, accordingly, whether the securities are automatically called prior to maturity and, if the securities are not called prior to maturity, the payout to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the securities declines.

- **Secondary trading may be limited.** The securities will not be listed on a securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. JPMS may act as a market maker for the securities, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which JPMS is willing to buy the securities. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the securities.

- **The U.S. federal income tax consequences of an investment in the securities are uncertain.** There is no direct legal authority as to the proper U.S. federal income tax treatment of the securities, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS"). The IRS might not accept, and a court might not uphold, the treatment of the securities as prepaid forward contracts with associated contingent coupons, as described in "Additional Information About the Securities — Additional Provisions — Tax considerations" in this document and in "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-4-I. If the IRS were successful in asserting an alternative treatment for the securities, the timing and character of any income or loss

JPMORGAN CHASE & CO.

Contingent Income Auto-Callable Securities due May 2, 2014
Based on the Performance of the Market Vectors Gold Miners ETF

on the securities could be materially affected. Although the U.S. federal income tax treatment of contingent quarterly payments (including any contingent quarterly payments paid in connection with an early redemption or at maturity) is uncertain, in determining our reporting responsibilities we intend (in the absence of an administrative determination or judicial ruling to the contrary) to treat any contingent quarterly payments as ordinary income. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-4-I and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders – tax considerations

The U.S. federal income tax treatment of contingent payments is uncertain, and although we believe it is reasonable to conclude that contingent payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your securities is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).

Non-U.S. Holders should also note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the securities are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to securities held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.

If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities in light of your particular circumstances and the potential application of the proposed regulations discussed in the preceding paragraph.

Contingent Income Auto-Callable Securities due May 2, 2014
Based on the Performance of the Market Vectors Gold Miners ETF

Market Vectors Gold Miners ETF Overview

The Market Vectors Gold Miners ETF is an exchange-traded fund managed by Van Eck Associates Corporation, the investment adviser to the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF trades on NYSE Arca, Inc., which we refer to as NYSE Arca, under the ticker symbol "GDX." The Market Vectors Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index, which we refer to as the Underlying Index with respect to the Market Vectors Gold Miners ETF. The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver. The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange or the NYSE Amex, LLC or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index. For additional information about the Market Vectors Gold Miners ETF, see "Fund Descriptions — The Market Vectors Gold Miners ETF" in the accompanying underlying supplement no. 1-I. In addition, information regarding the Market Vectors Gold Miners ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Information as of market close on April 30, 2013:

Bloomberg Ticker Symbol:	GDX	**52 Week High (on 9/21/12):**	$54.81
Current Share Price:	$30.36	**52 Week Low (on 4/17/13):**	$27.33
52 Weeks Ago:	$46.39		

The table below sets forth the published high and low closing prices, as well as end-of-quarter closing prices, of the ETF Shares for each quarter in the period from January 1, 2008 through April 30, 2013. The closing price of one ETF Share on April 30, 2013 was $30.36. The associated graph shows the closing prices of the ETF Shares for each day in the same period. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. The historical closing prices of the ETF Shares should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one ETF Share at any time, including on the determination dates.

Market Vectors Gold Miners ETF	High ($)	Low ($)	Period End ($)
2008			
First Quarter	$56.29	$46.50	$47.75
Second Quarter	$51.40	$42.38	$48.52
Third Quarter	$50.84	$27.95	$34.08
Fourth Quarter	$33.96	$16.38	$33.88
2009			
First Quarter	$38.57	$28.20	$36.88
Second Quarter	$44.55	$30.95	$37.76
Third Quarter	$48.00	$35.14	$45.29
Fourth Quarter	$54.78	$41.87	$46.21
2010			
First Quarter	$50.17	$40.22	$44.41
Second Quarter	$54.07	$46.36	$51.96
Third Quarter	$56.66	$47.09	$55.93
Fourth Quarter	$63.80	$54.28	$61.47
2011			
First Quarter	$60.79	$53.12	$60.06
Second Quarter	$63.95	$51.80	$54.59
Third Quarter	$66.69	$53.75	$55.19
Fourth Quarter	$63.32	$50.07	$51.43
2012			
First Quarter	$57.47	$48.75	$49.57
Second Quarter	$50.37	$39.34	$44.77
Third Quarter	$54.81	$40.70	$53.71
Fourth Quarter	$54.25	$44.85	$46.39
2013			
First Quarter	$47.09	$35.91	$37.85
Second Quarter (through April 30, 2013)	$37.45	$27.33	$30.36

JPMORGAN CHASE & CO.

Contingent Income Auto-Callable Securities due May 2, 2014
Based on the Performance of the Market Vectors Gold Miners ETF



**The Market Vectors Gold Miners ETF – Daily Closing Prices
January 2, 2008 to April 30, 2013**

Source: Bloomberg

This document relates only to the securities offered hereby and does not relate to the ETF Shares. We have derived all disclosures contained in this document regarding the Market Vectors Gold Miners ETF from the publicly available documents described in the preceding paragraph, without independent verification. In connection with the offering of the securities, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the Market Vectors Gold Miners ETF. Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding the Market Vectors Gold Miners ETF is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the ETF Shares (and therefore the price of the ETF Shares at the time we priced the securities) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Market Vectors Gold Miners ETF could affect the value received at maturity with respect to the securities and therefore the trading prices of the securities.

Neither we nor any of our affiliates makes any representation to you as to the performance of the ETF Shares.

The NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold and silver. The NYSE Arca Gold Miners Index is compiled by NYSE Arca. The NYSE Arca Gold Miners Index is described under the heading "Fund Descriptions — The Market Vectors Gold Miners ETF — The NYSE Arca Gold Miners Index" in the accompanying underlying supplement no. 1-I.

JPMorgan Chase & Co.

Contingent Income Auto-Callable Securities due May 2, 2014
Based on the Performance of the Market Vectors Gold Miners ETF

Additional Information About the Securities

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions	
Record date:	The record date for each contingent payment date is the date one business day prior to that contingent payment date.
Postponement of maturity date:	If the scheduled maturity date is not a business day, then the maturity date will be the following business day. If the scheduled final determination date is not a trading day or if a market disruption event occurs on that day so that the final determination date is postponed and falls less than three business days prior to the scheduled maturity date, the maturity date of the securities will be postponed to the third business day following that final determination date as postponed.
Minimum ticketing size:	100 securities
Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	JPMS
Tax considerations:	You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-4-I. In determining our reporting responsibilities we intend to treat (i) the securities for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any contingent quarterly payments as ordinary income, as described in the section entitled "Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons" in the accompanying product supplement no. MS-4-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the securities could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice. ***Non-U.S. Holders – tax considerations*** The U.S. federal income tax treatment of contingent quarterly payments is uncertain, and although we believe it is reasonable to conclude that contingent quarterly payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your securities is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). Non-U.S. Holders should also note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the securities are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to securities held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld. If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities in light of your particular circumstances and the potential application of the proposed regulations discussed in the preceding paragraph.
Use of proceeds and hedging:	The net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities. For further information on our use of proceeds and hedging, see "Use of Proceeds and Hedging" in the accompanying product supplement no. MS-4-I.
Benefit plan investor considerations:	See "Benefit Plan Investor Considerations" in the accompanying product supplement no. MS-4-I

JPMORGAN CHASE & CO.

Contingent Income Auto-Callable Securities due May 2, 2014
Based on the Performance of the Market Vectors Gold Miners ETF

Supplemental plan of distribution:	Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the securities in the secondary market, but is not required to do so. We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds and Hedging" beginning on page PS-37 of the accompanying product supplement no. MS-4-I.
Validity of the securities:	In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the securities offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such securities will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the securities and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.
Contact:	Morgan Stanley Wealth Management clients may contact their local Morgan Stanley Wealth Management branch office or Morgan Stanley Wealth Management's principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number (800) 869-3326).
Where you can find more information:	You should read this document together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these securities are a part, and the more detailed information contained in product supplement no. MS-4-I dated December 27, 2011 and underlying supplement no. 1-I dated November 14, 2011. This document, together with the documents listed below, contains the terms of the securities, supplements the preliminary terms related hereto dated April 19, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. MS-4-I and in "Risk Factors" in the accompanying underlying supplement no. 1-I, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website): • **Product supplement no. MS-4-I dated December 27, 2011:** http://www.sec.gov/Archives/edgar/data/19617/000089109211008357/e46666_424b2.pdf • **Underlying supplement no. 1-I dated November 14, 2011:** http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf • **Prospectus supplement dated November 14, 2011:** http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf • **Prospectus dated November 14, 2011:** http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf Our Central Index Key, or CIK, on the SEC website is 19617. As used in this document, the "Company," "we," "us," and "our" refer to JPMorgan Chase & Co.